MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended September 30, 2015

Dated: November 25, 2015

CLIFTON STAR RESOURCES INC.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTH PERIOD ENDED SEPTEMBER 30, 2015

The following management’s discussion and analysis (“MD&A”), prepared as of November 25, 2015, is intended to help the reader understand Clifton Star Resources Inc. (referred to herein as the “Company” or “Clifton”), its operations and financial performance. This MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), for the years ended June 30, 2015, and 2014, and the unaudited condensed interim consolidated financial statements and notes thereto, prepared in accordance with IFRS as issued by IASB for the three months ended September 30, 2015. All amounts are stated in Canadian dollars unless otherwise indicated.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Forward looking statements

Clifton cautions readers regarding forward looking statements found in this document and in any other statement made by or on behalf of the Company. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Clifton’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from these expressed in any forward looking statements made by or on the Company’s behalf. All factors should be considered carefully, and readers should not place undue reliance on Clifton’s forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made. Examples of such forward-looking statements within this document include statements relating to: our objectives, our estimates regarding capital requirements, our financial position, the regulatory framework, market competition, government policy and regulations, our expectations with respect to expenses, and statements with respect to any or all of the Company’s properties.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Clifton has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained in this Management Discussion and Analysis are made as of the date of this Management Discussion and Analysis based on the opinions and estimates of management.

Forward-Looking statements reflect Clifton’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Assumptions underlying our expectations regarding forward-looking statements, or information contained in this Management Discussion and Analysis, include, among others: our ability to negotiate commercially acceptable financial terms for any potential future financing(s), our ability to comply with applicable governmental regulations and standards, our success in implementing our strategies and achieving our business objectives, our ability to raise sufficient funds from equity financings in future to support our operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

These forward looking statements are made as of the date of this Management Discussion and Analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward looking statements, except as may be required by applicable law. We cannot assure you that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Market and industry context

Since 2011, the decrease in the gold price has created considerable strain in the precious metals mining and exploration sectors. Several gold mining producers ceased operations, and many projects have been postponed or cancelled because of low gold prices. Mining companies have seen their market capitalizations dramatically reduced. Significant financings for exploration and development are rare.

Clifton is now evaluating new opportunities in the mining sector, searching for quality assets or business opportunities, in a distressed market.

Q1 - 2016 highlights

During the first quarter, the main activities, achievements and events include the following:

1.

Evaluation of exploration/development projects for potential investments, acquisitions, mergers, or partnerships.

2.

Continuing discussions related to potential investments, acquisitions, mergers, or partnerships identified in the previous year.

3.

Compilation work carried out on the Duquesne Property in preparation of a future drilling campaign.

4.

Collection of the Mining Duties claim of $205,242 relating to the year ended June 30, 2013.

5.

Establishment of $13M in working capital at the end of the quarter.

Duquesne Gold Mines Property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007, and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 in cash, and committed to incur over $4,000,000, before the fourth anniversary, in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Clifton subsequently earned its 100% in Duquesne in 2010. Duquesne was a private Canadian mineral exploration company which owned fifty-five mineral claims and one mining concession located in Destor Township, Quebec, together known as the Duquesne Gold Project.

NI 43-101 Resource estimate for the Duquesne Property

(July 2011)

Genivar completed an NI 43-101 Technical Report on the Duquesne Property in the summer of 2011, and estimated the total resources for the Duquesne Project as follows:

NI 43-101 Resources	Report	Resource Category Measured	Resource Category Indicated	Resource Category Inferred	Cut-Off
Duquesne Property Contained Gold Ounces	Genivar July 2011		1.86 Mt at 3.33 g/t 199,161 Oz.	1.56 Mt at 5.58 g/t 280,643 Oz.	1.0 g/t

A recent compilation of all historic data on the Duquesne property has enabled to construct a 3D model of the mineralization. The work also identified untested areas and possible extensions at depth and along strike. The Genivar report only covered part of the mineralization intersected by drilling.  The management is planning a drilling campaign for early 2016 to test the potential extensions identified, which will lead to a new resource calculation.

Exploration and evaluation assets

The exploration and evaluation assets for the three months to September 30, 2015, and the respective totals to date are summarized below.

Property	Acquisition & Deferred Exploration Costs	Recoveries	Total	Acquisition & Deferred Exploration Costs	Recoveries, Impairment and/or transfer to Investment	Total
	Three months	Three months	Three months
	ended September 30, 2015			Costs To Date as of September 30, 2015
Duparquet Project & Others (1)	$ -	$ -	$ -	$41,643.338	$(41,643,338)	$ -
Duquesne	7,136	(2,409)	4,727	9,289,893	(8,538,992)	750,901
Joutel	9,480	(3,185)	6,295	34,871	(9,841)	25,030
Morris	9,480	(3,184)	6,296	36,113	(9,901)	26,212
Roquemaure	9,480	(3,184)	6,296	36,572	(9,873)	26,699
Franquet	9,480	(3,184)	6,296	36,799	(9,957)	26,842
Total exploration and evaluation assets	$45,056	$(15,146)	$29,910	$51,077,586	$(50,221,902)	$855,684

(1) Duparquet Project & Others include : Beattie, Donchester, Dumico, Central Duparquet Properties, Hunter and Cat Lake.

Exploration properties and commitments

Duparquet Project & Others

i)

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008, April 8, 2009, and October 26, 2009) with Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”), respectively, with similar terms.

Beattie owns a mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights, and 2588111, owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

On September 14, 2012, the Company signed amended agreements with the above named optionors. As of June 30, 2015, the Company had paid $4,800,000 to Beattie, $2,400,000 to 2699681 and $4,800,000 to 2588111 under the option agreements, and now owns 10% of the shares of the optionors. In connection with the September 2012 agreement, the Company has also issued, on October 4, 2013, a further 100,000 shares of the Company to Beattie, 50,000 shares to 2699681 and 100,000 shares to 2588111. In order to earn the remaining 90% of the issued and outstanding shares of the optionors, the Company had to make cash payments to the optionors totalling $50.2 million, with the first payments totalling $10 million due December 1, 2014. Failure to make the payments or to make new amendments to the Option Agreements results in termination of the original agreement and its amendments, and the Company to retain its investments of 10% of the shares of the Beattie, 2699681 and 2588111.

The Company decided not to make the first payment due on December 1st, 2014, and terminated its direct involvement in the exploration activities in these properties. As such, Management has determined that the capitalized mineral properties may not be recoverable. The Company measured the recoverable amount of the properties based on the fair value less costs of disposal, which was determined using two methods, by an independent consultant. The first method was based on cash flow projections, which take into account the capital costs to be incurred to complete the Duparquet Project over the expected construction timeline, as well as the cash generated from subsequent sales of the Duparquet Project’s gold production. The key assumptions used in this calculation include the Duparquet Project’s capital cost, estimated production volume, the long-term gold sales price established by independent sources, the long-term Canadian and US dollar exchange rate, expected operating costs, as well as discount rates which are based on estimates of the risks associated with the projected cash flows based on the best information available as of the date of the impairment test. The pre-tax discount rate applied to the cash flow projections was 5%. The second method was the comparable values per unit of in-situ metal, which takes into account the in-pit measured plus indicated resource to determine in-pit in-situ resource, and an in-situ value per ounce of contained gold. The key assumptions include the in-situ resource, in-situ value, and the long-term Canadian and US dollar exchange rate. Both fair value measurements are categorized within Level 3 of the fair value hierarchy. Management determined the recoverable amount to be $1 million, which is within the range of the two methods utilized to calculate 100%, multiplied by 10% - the percentage ownership of the Company in the Duparquet Project through its investments in 10% of the shares of Beattie, 2699681 and 2588111. The recoverable amount based on the value in use and the fair value less costs of disposal does not differ significantly.

The Company determined that the carrying amounts exceeded the recoverable amounts and, therefore, an impairment loss of $31.5 million was recorded in the first quarter of the year ended June, 2015. The recoverable amounts, representing the fair value of the investments in 10% of the shares of Beattie, 2699681 and 2588111, were subsequently classified as investments in the statement of financial position.

On December 10, 2009, the Company had entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet Project (the “Project”). The Project comprises the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties. Under the terms of the mineral property option and joint venture agreement, Osisko could earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 were incurred) to the joint venture over a four year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

On June 3, 2014, the Company filed legal proceedings against Osisko to claim damages sustained by the Company. On March 2, 2015, the Company announced that a settlement agreement was reached in the amount of $5.27 million in consideration for a full and final release from all claims arising from the facts described in the litigation, without any admission of liability by Osisko (now Canadian Malartic Corporation).

Concurrently, under two separate non-brokered private placements, each of Yamana Gold Inc. and Agnico Eagle Mines Limited agreed to subscribe for 4,772,786 common shares of the Company at a price of $0.60 per share, for total proceeds of $5.73 million.

ii)

Central Duparquet Property

On December 15, 2008, the Company signed an option agreement to acquire a 100% interest in the Central Duparquet property. The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009, and had to pay an additional $1.9 million in June 15, 2015.

During the five year period following the date of execution of the agreement, the Company could have sold, transferred or otherwise disposed of all or any portion of its interest in the property. One of the conditions of the agreement was a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the 2% NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

On May 2nd, 2013, the Company paid $125,000 in cash to extend the five-year period to six years and six months.

The option was reconsidered in light of the future payment obligation of $1.9 million on June 15, 2015, to complete the acquisition, and its potential value without the Beattie, Donchester and Dumico properties.  The Company has decided to terminate its direct involvement in the exploration activities in this property and recorded an impairment loss of $1.8M on the property during the year ended June 30, 2015, as the fair value was deemed to be $NIL, and the Company does not retain any interest in the property.

iii)

Hunter Property

The Company signed a mineral property option agreement on November 30, 2009, with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

The Company has performed drilling and geophysical activities between 2011 and 2014.

As the Hunter property was part of the Beattie, Donchester and Dumico properties Option Agreements that were terminated on December 1, 2014, the Company has recorded an impairment loss of $0.4M on the property during the year ended June 30, 2015, leaving a fair value of $NIL.

iv)

Cat Lake Property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008, and April 8, 2009) with 2588111. The company has performed drilling activities in 2011.

As the Cat Lake property was part of the Beattie, Donchester and Dumico properties Option Agreements that were terminated on December 1, 2014, the Company has recorded an impairment loss of $0.06M on the property during the year ended June 30, 2015, leaving a fair value of $NIL.

Duquesne Property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007, and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 in cash, and committed to incur over $4,000,000, before the fourth anniversary, in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne was a private Canadian mineral exploration company which owned fifty-five mineral claims and one mining concession located in Destor Township, Quebec, together known as the Duquesne Gold Project. The optionor retained a 3% NSR, which the Company was required upon certain conditions to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% NSR at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares, known as the Duquesne Extension, for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims, totalling 525 hectares, known as the Lepine and Destor properties. These claims are contiguous to the northwest and east, respectively, of the Duquesne property. The optionor has retained a 2% NSR.

On June 20, 2010, the Company had fulfilled all obligations under the option agreement and acquired a 100% interest in the Duquesne property.

In connection with an agreement entered on July 31, 2012, the Company purchased a 0.5% NSR (Net Smelter Return) royalty on the Duquesne Property for $1.0M in cash. The remaining NSR of 2.5% could be purchased in tranches of 0.5% NSR in consideration for $1.0M each tranche, starting in June 2017 under certain conditions.

Geophysical work, consisting of IP surveying was carried out on the Duquesne property in 2012 and 2013. During 2014, the Company completed a surface rock sampling program on the property.

Following an internal study dated June 2, 2014, on the economic viability of the mining project, which considered the gold price, the investment requirements and the level of the mineral resources of the Duquesne Property, the Company recorded an impairment on the exploration and evaluation assets incurred on this project, leaving a fair value of $1.0M, which represented the fair value of the 100% interest owned by the Company in the Duquesne property as at June 30, 2014.

During the year ended June 30, 2015, the Company recorded a recovery of mining tax credits of $322,755 relating to exploration and evaluation expenditures incurred in the year ended June 30, 2009, which resulted in the reduction of the valuation of the Duquesne property.

Joutel Property

The Joutel Property is comprised of 11 contiguous claims, totalling 613 hectares, which are wholly owned by the Company. The property, which has potential for gold, is located approximately 150 km to the NE of the city of Rouyn-Noranda in Joutel Township.

Morris Property

The Morris Property is comprised of 40 contiguous claims covering a total area of 2,218 hectares, which are wholly owned by the Company. The property is located approximately 25 km to the east of the town of Matagami in Morris Township (QC). The property has base metals potential.

Roquemaure Property

The Roquemaure Property is located approximately 12 km to the northwest of the town of Duparquet, and is comprised of 40 mining claims covering 2,271 hectares with base metals potential. The claims were staked by Clifton Star Resources in June and July of 2014. The property is wholly owned by Clifton Star, and is not subject to any underlying royalty or option or joint venture agreement.

Franquet Property

The Franquet Property is comrised of 34 contiguous claims, totalling 1,689 hectares, which are wholly owned by the Company. The property is located approximately 130 km to the North-North/East of the city of Val d’Or in Franquet and Quevillon townships. It presents the potential for base metals and gold.

Qualified Person

Louis C. Martin, Vice President Exploration of Clifton, a member of the Association of Professional Geoscientists of Ontario (APGO) and Quebec (OGQ), and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, is responsible for the preparation of, and has verified, the technical information in this MD&A.

Going concern

The condensed interim consolidated statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable mineral reserves or to proceeds from disposition of the mineral properties.

The business of exploration, development and mining of minerals involves a high degree of risk and there can be no assurance that current exploration, development and mining plans will result in profitable mining operations. The Company has not recorded operating revenues to date and although the Company generated positive cash flows from operations in the current year, it does not expect to continue to do so in the foreseeable future. The recoverability of amounts shown for mining properties and related exploration and evaluation assets is dependent upon the discovery of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. As at the date of the financial statements, management determined that the carrying amount of mining properties represents the best estimate of their net recoverable value. This value may nonetheless be reduced in the future.

International Financial Reporting Standards (“IFRS’’)

The condensed interim consolidated financial statements of the company for the three months ended September 30, 2015, were prepared in accordance with the accounting policies adopted by the Company.

The notes to the audited consolidated financial statements for the year ended June 30, 2015, provide more detail on the Company’s accounting policies.

Significant accounting policies

A detailed summary of all of the Company’s significant accounting policies is included in Note 2 of the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2015.

Critical accounting estimates

Exploration and evaluation assets

The Company records its interests (via option agreements) in its mining properties at cost (if for any reason, an option agreement is voided, interests may be reclassified as investments and recorded at fair value). Once the right to explore an area has been acquired, the Company capitalizes exploration and evaluation costs directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company’s mineral rights are allowed to lapse. Capitalized costs will be amortized on a units-of-production basis over the useful life of the ore body following commencement of commercial production or written-off if the property is sold or abandoned.

Acquisition costs (included in exploration and evaluation assets) include initial vendor payments, staking costs at the date of acquisition, subsequent property staking, and lease and royalty payments required to maintain ownership title. Options are exercisable entirely at the discretion of the optionee, and accordingly, the related option payments and royalties are recorded only upon payment or receipt. Option income receipts on subcontracted properties reduce capitalized exploration costs, and amounts in excess of capitalized costs are recorded as income. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed as incurred.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. Subsequent costs are capitalized to the respective mineral property interests.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of mineral properties. Capitalized costs are subject to measurement uncertainty, and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recorded amounts.

Use of judgments and estimates

The preparation of the condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim financial statements and the reported expenses during the period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The condensed interim consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimates are revised and the revisions affect both current and future periods.

In preparing the condensed interim consolidated financial statements, the significant judgements made by management applying the Company accounting policies and the key sources of estimation uncertainty were the same as those described in the Company’s annual consolidated financial statements for the year ended June 30, 2015.

Results of operations

The following unaudited condensed interim consolidated statements of loss and comprehensive loss was reported by the Company, in Canadian dollars, for the three months ended September 2015, and 2014.

	2015	2014
Revenue	$-	$-
Expenses
Wages and benefits	102,550	149,480
Share-based payments	-	11,321
Director’s fees	22,725	32,500
Consulting	34	19,246
Professional fees	41,527	36,179
Investor relations and shareholders’ meetings	49,249	36,894
Travel and telephone	10,339	8,893
Office and miscellaneous	13,954	11,646
Insurance	9,892	10,514
Depreciation	2,684	1,625
Total expenses	252,954	318,298

Impairment loss on exploration and evaluation assets	-	35,078,395
Loss from operations	(252,954)	(35,396,693)
Other item
Interest income	28,022	3,965
Loss before tax	(224,932)	(35,392,728)
Deferred income tax recovery	-	324,504
Net loss and comprehensive loss	$(224,932)	$(35,068,224)

Weighted average number of common shares outstanding	48,209,962	38,664,390

Basic and diluted loss per common share	$(0.01)	$(0.91)

As the Company is in the exploration phase, and its properties are in the early stages of exploration, none of the Company’s properties are in production. Therefore, mineral exploration and evaluation expenditures are being capitalized as incurred, and administrative expenses are being expensed as incurred. Consequently, the Company’s net loss is not a meaningful indicator of its performance or potential.

The key performance driver for the Company is the acquisition and development of prospective mineral properties. By acquiring and exploring projects of superior technical merit, the Company increases its chances of finding and developing an economic deposit.

The Company is not anticipating profit from operations in the near future. Until such time as the Company is able to realize profits from the production and marketing of commodities from its mineral interests, the Company will report an annual deficit and will rely on its ability to obtain equity or debt financing to fund on-going operations.

Due to the inherent nature of the junior mineral exploration industry, the Company will have a continuous need to secure additional funds through the issuance of equity or debt in order to support its corporate and exploration activities, as well as its share of obligations relating to mineral properties.

For the three months ended September 30, 2015

The net loss for the three months ended September 30, 2015, was $224,932, or $(0.01) per share compared to the net loss for the three months ended September 30, 2014, of $35,068,224 $(0.91) per share, representing a decrease of $34,843,292 on a period-over-period comparison.

Total expenses for the three months ended September 30, 2015, were $252,954 compared to $318,298 for the same period in 2014, a decrease of $65,344. The period over period decrease was partially due to a decrease in share-based payments from $11,321 in 2014 to $NIL this year, a decrease of $11,321. This is mainly explained by the absence of share options granted during the year 2014 and the nine month period ended September 30, 2015.

In addition to the decrease in share-based payments, the Company also realized decreases in the following operating expenditures:

•

Wages & benefits of $102,550 (2014 - $149,480) decreased by $46,930, compared to the same period in 2014, primarily as a result of the voluntary reduction of wages from management and the reduction of administration staffing.

•

Director’s fees of $22,725 (2014 - $32,500) decreased by $9,775, primarily explained by the voluntary reduction of fees by the directors and the reduction of one director.

•

Consulting of $34 (2014 - $19,246) decreased by $19,212 compared to the same period in 2014. This decrease is explained by the mandate given to a mining financing consultant in 2014 that was not extended in 2015.

The overall decrease in total expenses was partially offset by the following increases in operating expenditures:

•

Professional fees of $41,527 (2014 - $36,179) increased by $5,348. The increase is mainly explained by the increase of legal activities related to the proceedings instituted between some of the optionors (see Contingency).

•

Investor relations and shareholders’ meetings of $49,249 (2014 - $36,894) increased by $12,355, mainly explained by the attributable portion of the annual contract awarded to an investor relations professional firm following the request of the extraordinary shareholders meeting that was supposed to be held in June 16, 2015.

•

Travel and telephone of $10,339 (2014 - $8,893) increased by $1,446. The increase is mainly explained by the increase of the travelling expenses incurred for the field evaluation of new opportunities in the mining sector, compared to the same period in 2014.

•

Office and miscellaneous of $13,954 (2014 - $11,646) increased by $2,308 compared to the same period in 2014, mainly due to the statutory increase of the rent of the corporate office.

Depreciation and insurance costs for the three months ended September 30, 2015, totaled $12,576 (2014 - $12,139), which represent 4% (2014 – 3%) of total expenses.

The Company recorded an impairment loss on exploration and evaluation assets of $NIL (2014 - $35,078,395).  The impairment loss recorded in 2014 was related to the Duparquet Project property following the termination of the direct involvement of the Company in the development of this Project.

The Company recorded interest income of $28,022 for the three months ended September 30, 2015, compared to $3,965 in the same period last year, an increase of $24,057. The increase is a direct result of increased cash balances during the three months ended September 30, 2015, compared to the same period in 2014.

The Company recorded deferred income tax recovery in the amount of $NIL (2014 – $324,504), a decrease of $324,504, mainly due to the impairment of the exploration and evaluation assets of the Duparquet Project recorded during the three months ended September 30, 2014.

Summary of quarterly results

The following table summarizes selected financial data reported by the Company for the three month period ended September 30, 2015, and the previous seven quarters, in Canadian dollars. The financial data is presented under International Financial Reporting Standard (IFRS).

	September 30 2015	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014	March 31 2014	December 31 2013

Total assets	$ 15,151,775	$15,754,390	$16,361,376	$ 5,985,171	$ 4,389,534	$ 39,883,065	$ 47,829,927	$ 48,616,411
Exploration and Evaluation Assets:
Opening balance	$ 825,774	$ 1,578,514	$ 1,543,927	$ 2,529,795	$ 36,718,578	$ 44,161,003	$ 43,862,939	$ 42,629,212
Acquisition costs	$ -	$ -	$ -	$ 2,190	$ 2,606	$ 2,189	$ -	$ 60,000
Exploration costs	$ 45,056	$ 36,763	$ 47,331	$ 112,478	$ 138,712	$ 244,115	$ 357,018	$ 1,275,579
Recovery costs	$ (15,146)	$ (14,596)	$ (12,744)	$ (2,153,593)	$ 748,294	$ (58,272)	$ (58,954)	$ (101,852)
Reclassify to investment	$ -	$ -	$ -	$ (1,000,000)	$ -	$ -	$ -	$ -
(Impairment) impairment adjustment	$ -	$ (774,907)	$ -	$ 2,053,057	$(35,078,395)	$(7,630,457)	$ -	$ -
Total	$ 855,684	$ 825,774	$ 1,578,514	$ 1,543,927	$ 2,529,795	$ 36,718,578	$ 44,161,003	$ 43,862,939
Shareholders’ equity	$ 14,953,492	$15,178,424	$ 16,277,564	$ 5,582,782	$ 4,130,974	$ 39,187,877	$ 44,258,513	$ 44,528,474
Revenue	$ -	$ -	$ -	$ -	$ -	$ - -	$ -	$ -
Net profit (Loss) and Comprehensive Profit (Loss)	$ (224,932)	$(1,067,478)	$ 8,020,200	$ 1,446,944	$(35,068,224)	$(5,087,461)	$ (308,815)	$ (361,217)
Basic and Diluted Profit (Loss) per Share	$ (0.01)	$ (0.02)	$ 0.19	$ 0.04	$ (0.91)	$ (0.13)	$ (0.01)	$ (0.01)

The Company’s net loss of $308,815 for the three months ended March 31, 2014, has decreased compared to the three months ended in December 31, 2013 (by $52,402), primarily explained by a general reduction of the operating expenses and the reduction in the deferred income tax recovery recorded compared to the previous quarter.

The Company’s net loss of $5,087,461 for the three months ended June 30, 2014, has increased compared to the three months ended in March 31, 2014 (by $4,778,646), primarily explained by the impairment of some exploration and evaluation assets of $7,630,457 on the Duquesne project, which was partially offset by the reduction of the associated deferred income tax recovery of $2,834,000.

The Company’s net loss of $35,068,224 for the three months ended September 30, 2014, has increased compared to the three months ended June 30, 2014 (by $29,980,763), primarily explained by the additional impairment of some exploration and evaluation assets of $27,447,938 compared to the previous quarter and the impairment of all future tax benefits and charges recorded and related to the Beattie, Donchester, Dumico, Central Duparquet, Hunter, and Cat Lake properties.

The Company’s net profit of $1,446,944 for the three months ended December 31, 2014, has increased compared to the three months ended in September 30, 2014 (by $36,515,168), primarily explained by the absence of major impairments of some exploration and evaluation assets compared to last quarter ($35,078,395) and the recovery of the Mining Tax Credits of $2,445,115 for the year ended June 30, 2009.

The Company’s net profit of $8,020,200 for the three months ended March 31, 2015, has increased compared to the three months ended in December 31, 2014 (by $6,573,256), primarily explained by the gain on litigation settlement of $8,327,240 in the three months ended March 31, 2015, which was partially offset by the absence of impairment adjustments of $2,053,057 compared to the three months ended in December 31, 2014.

The Company’s net loss of $1,067,478 for the three months ended June 30, 2015, compares to the profit of $8,020,200 recorded in the three months ended March 31, 2015. The difference of $9,087,678 is primarily explained by the gain on litigation settlement of $8,327,240 recorded in the three months ended March 31, 2015 and the impairment of some exploration and evaluation assets of $774,907 recorded in the three months ended June 30, 2015.

The Company’s net loss of $224,932 for the three months ended September 30, 2015, has decreased compared to the three months ended in June 30, 2015 (by $842,546), primarily explained by the impairment of some exploration and evaluation assets of $774,907 and the professional fees related to the 2015 annual audit recorded in the three months ended in June 30, 2015.

Liquidity and capital resources

At September 30, 2015, the Company had $12,870,367 in cash. The Company also has refundable tax credits and mining duties totalling $267,023. The Company does not have any cash inflow from operations due to the fact that it is an exploration stage company; therefore, financings and joint ventures / alliance partnerships have been the main source of funds in the past few years.

At September 30, 2015, the Company had working capital of $13,032,729. It is the opinion of management that the working capital will be sufficient to support the Company’s general administrative and corporate operating requirements on an ongoing basis for the next twelve months and beyond.

Given the volatility in equity markets, global uncertainty in economic conditions, cost pressures, and results of exploration activities, management constantly reviews expenditures and exploration programs and equity markets such that the Company has sufficient funds to support its growth strategy.

During the three months ended September 30, 2015, the Company’s significant expenditures included administrative costs of $250,270 (excluding non-cash expenses such as depreciation and share-based payments) and exploration and evaluation expenditures of $45,056.

Liquidity outlook

The Company’s cash position is highly dependent on the ability to raise cash through financings and the expenditures on its exploration programs. Capital expenditures are not expected to have any material impact on liquidity.

Management believes that with its current cash balance of $12,870,367 and refundable tax credits and mining duties totalling $267,023, the Company will be able to fund its planned exploration programs or certain acquisitions in the future. However if major exploration programs or acquisitions are contemplated, management may complete an external financing as required.

The outlook is based on the Company’s current financial position, and is subject to change if opportunities become available based on current exploration program results and/or external opportunities.

At present, the Company’s operations do not generate cash inflows, and its financial success is dependent on management’s ability to discover or acquire economically viable mineral deposits. The mineral exploration and development process can take many years, and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s future exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities and from optioning its resource properties. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for mineral exploration investment, the Company’s track record and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes that there will be risks involved which may be beyond its control.

Exploration stage company

The Company is engaged in the business of acquisition and exploration of mineral properties. All of its properties are without proven ore deposits, and there is no assurance that the Company’s exploration programs will result in same, nor can there be any assurance that such deposits can be commercially mined. As a consequence, the risks and uncertainties and forward looking information is subject to known and unknown risks and uncertainties, which are as follows, but not limited thereto:

•

uncertainty in the Company’s ability to fund option payments, the development of its mineral properties, or the completion of further exploration programs;

•

uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s exploration and development activities will result in profitable mining operations;

•

risks related to environmental regulation and liability;

•

political and regulatory risks associated with mining and exploration;

•

changes in the market prices of metals and/or minerals, which in the past have fluctuated widely, and which could affect the Company’s operations and financial condition and its ability to raise additional financing;

•

assumptions related to the future prices of metals;

•

risks related to project cost overruns or unanticipated costs and expenses;

•

mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with, or interruptions in production;

•

the potential for delays in carrying out and completing exploration or development activities;

•

uncertainty in the Company’s ability to obtain and maintain certain permits necessary to its anticipated operations;

•

uncertainty in finding suitable projects;

•

uncertainty relating to the Company’s ability to attract and retain qualified management to meet the needs of its anticipated growth, and risks relating to its ability to manage growth effectively;

•

risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

•

risks related to the Company’s history of financial losses, which may continue in the future;

•

risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable properties for mineral exploration in the future;

•

risks related to the Company’s officers and directors being associated with other natural resource companies, which may give rise to conflicts of interest;

•

dependence on general economic, market or business conditions;

•

uncertainty related to additional financing requirements and access to capital;

•

changes in business strategies; and

•

changes in laws and regulations.

If one or more of these risks or uncertainties materializes, or if assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Management Discussion and Analysis.

Related party transactions

The Company had the following transactions with related parties for the three months ended September 30.

	2015	2014
Directors fees	$22,725	$32,500
Professional fees – legal	40,000	29,000
	$62,725	$61,500

Proposed transactions

At the present time, there are no proposed transactions that are required to be disclosed.

Additional disclosure for venture issuers without significant revenue

Additional disclosure concerning Clifton’s general and administrative expenses and exploration and evaluation assets is provided in the Company’s Consolidated Statement of Financial Position, the Consolidated Statements of Loss and Comprehensive Loss and Consolidated Statements of Changes in Equity contained in its Unaudited Condensed Interim Consolidated Financial Statements for the three month periods ended September 30, 2015, and 2014 available on SEDAR – site page accessed through www.sedar.com.

Contractual Obligation

The Company’s accounts payable are due within 12 months.  The Company also has a lease for the corporate office ending January 31, 2016, for a total obligation of $6,726.

Off-balance sheet arrangements

The Company had no off-balance sheet arrangements as at September 30, 2015, or as at the date hereof.

Outstanding share data

Clifton Star Resources Inc.’s authorized capital consists of unlimited common shares without par value. As at November 25, 2015, the following common shares and stock options were outstanding:

	# of shares	Exercise price	Expiry date
Issued and outstanding common shares at November 25, 2015	48,209,962
Stock options	200,000 435,000 1,060,000 330,000 525,000 400,000	$2.50 $2.03 $1.40 $1.14 $0.85 $0.18	June 20, 2016 March 9, 2017 April 25, 2017 September 14, 2017 April 15, 2018 December 3, 2018
Fully diluted at November 25, 2015	51,159,962

Future accounting change

IFRS 9 Financial Instruments

The IASB recently released IFRS 9 ‘Financial Instruments’ (2014), representing the completion of its project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. The new standard introduces extensive changes to IAS 39’s guidance on the classification and measurement of financial assets and introduces a new ‘expected credit loss’ model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting. The Company has yet to assess the impact of IFRS 9 on these consolidated financial statements. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2018.

Disclosure Initiative: Amendments to IAS 1

On December 18, 2014, the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”).  The amendments are effective for annual periods beginning on or after 1 January 2016. Early adoption is permitted. These amendments will not require any significant change to current practice, but should facilitate improved financial statement disclosures. The Company intends to adopt these amendments in its financial statements for the annual period beginning on July 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Annual Improvements to IFRS (2012-2014) cycle

On September 25, 2014, the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. The amendments will apply for annual periods beginning on or after January 1, 2016. Earlier application is permitted, in which case, the related consequential amendments to other IFRSs would also apply. Each of the amendments has its own specific transition requirements.

Financial instruments

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and receivables. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash with a high credit quality major Canadian financial institution as determined by ratings agencies. Receivables are mainly interest receivable from the bank and sales tax receivable.

To reduce credit risk, the Company regularly reviews the collectability of its receivables, and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through its capital structure and by continuously monitoring actual and projected cash flows. The Company finances its exploration activities through equity issues, flow-through shares issues and the utilization of its cash reserves.

The Board of Directors reviews the Company’s operating and capital budgets, as well as any material transactions outside of the ordinary course of business.

Contractual maturities of financial liabilities are one year or less.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(a)

Interest Rate Risk

Interest rate risk is the Company’s exposure to increase or decrease in financial instruments value caused by fluctuations in interest rates. The Company has no financial obligations or short-term deposits, and accordingly is not exposed to interest rate risk.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities, and accordingly is not exposed to significant foreign currency risk.

Gold price risk

The Company will be exposed to the risk of fluctuations in prevailing market gold prices. Currently, the Company has a 10% interest in companies that own a large gold project at the exploration stage, and a 100% interest in another gold project with resources.

Contingency

On or about June 19, 2014, the Company was served with proceedings, as an impleaded party, in the course of an action on grounds of oppression instituted between some of the Optionors of the Duparquet project against other Optioners of the Duparquet project based on alleged improper transfers of mining titles that would have occurred over 20 years ago.

On August 15, 2014, the Plaintiffs in these original proceedings amended their action and included the Company as Co-Defendants instead of as an impleaded. As relates to the Company, Plaintiffs ask the Court to condemn the Company jointly and solidarily with the Co-Defendants to reimburse any and all amounts unjustly withdrawn or withheld from Beattie Gold Mines Ltd and /or Border Chemical Company Limited. The Company strongly believes that the amended proceedings against it have been instituted as a means of exercising pressure on the Co-Defendants and that there is no basis in fact or in law for this action against the Company. No amounts have been recorded in the condensed interim financial statements for this contingency.

Recent developments and outlook

The Company is examining assets and business opportunities and has signed confidentiality agreements with third party in certain cases.

Corporate governance

The Board of Directors of Clifton Star Resources Inc. is comprised of four directors.

The Board of Directors has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment. The Board of Directors has affirmatively determined, based on its standards, that Ross Glanville, Philip Nolan, and Peter Gundy are independent. However, Philip Nolan is not considered to be independent pursuant to National Instrument 52-110 when he is acting as a member of the Audit Committee.

Approval

The Board of Directors of Clifton Star Resources Inc. has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Additional information

Additional Information relating to Clifton Star Resources Inc. is on SEDAR at www.sedar.com or by contacting:

Clifton Star Resources Inc.

Suite 217 – 1040, Belvédère Avenue

Québec, QC, Canada

G1S 3G3

Tel : (418) 914-9922

www.cfo-star.com

email : jblackburn@cfo-star.com

Attention : Michel Bouchard, President and Chief Executive Officer

/s/ “Michel Bouchard”

/s/ “Louis Dufour”

Michel Bouchard, P Geo, MBA

Louis Dufour, CPA, CA

President and Chief Executive Officer

Chief Financial Officer